Columbus Acquisition Corp.
153 E. 53rd Street
58th Floor
New York, NY 10022

May 16, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Columbus Acquisition Corp. Request for Acceleration Registration Statement on Form S-1 File Number 333-138890

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Columbus Acquisition Corp. (the “Company”) requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), so that it will become effective at 9:00 A.M., Eastern Time, on Friday, May 18, 2007 or as soon thereafter as is practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the distribution of securities specified in the above-referenced Registration Statement and acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prior to the effectiveness of the Company's Registration Statement, we will advise you as to whether or not the amount of compensation allowable or payable to the underwriters on the offering contemplated by said registration statement has received clearance by the NASD.

Very truly yours, COLUMBUS ACQUISITION CORP.

By:	/s/ Louis J. Ferrante
Chief Financial Officer and Corporate Secretary